FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                       For period ending October 10, 2003

                              GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                             Form 20-F x Form 40-F
                                       --


        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --

SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: October 10, 2002                                         By: LORRAINE DAY
                                                             ------------------
                                                                    Lorraine Day
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc

                              Directors' Interests



I give below details of changes in interests in the Ordinary Shares of GlaxoSmithKline plc in respect of the under-mentioned director:-


Dr J P Garnier        The  Administrators  of the  SmithKline  Beecham  Senior
                      Executive Bonus  Investment Plan notified the Company and
                      Dr Garnier on the 9th October 2003 that he had increased his interest by 234.351 Ordinary Share
                      ADRs at an average price of $43.79 per share following the re-investment of the dividend paid to shareholders on the 2 October 2003.




SM Bicknell
Company Secretary

9 October 2003

            Directors' Interests

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc.


9 October 2003                Abacus (GSK) Trustees Limited,  as trustee of the
                              GlaxoSmithKline   Employee   Trust,   ("the   GSK
                              Trust"), transferred 11,656 Ordinary Shares in the Company to participants in the SmithKline
                              Beecham Employee Share Option Plan 1991.


The Company was advised of these transactions on 10 October 2003.

The GSK Trust is a discretionary trust of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. Two of the Company's directors, Dr J-P Garnier and Mr J D Coombe are therefore interested in the shares held in the GSK Trust from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.

S M Bicknell
Company Secretary

10 October 2003

                              Director's Interests



I give below details of changes in interests in the Ordinary Shares of GlaxoSmithKline plc in respect of the under-mentioned director:-


Mr J D Coombe                        The Administrators of the GlaxoSmithKline
                                     Annual Investment Plan notified the
                                     Company and Mr Coombe on 9 October 2003
                                     that he had increased his interest by 102
                                     Ordinary Shares at a price of (pound)12.85 per share following the re-investment of the dividend paid to shareholders on 2 October 2003.




S M Bicknell
Company Secretary

10 October 2003

                      Directors' Interests



I give below details of changes in interests in the Ordinary Shares of GlaxoSmithKline plc in respect of the under-mentioned director:-


Dr J P Garnier         The  Administrators  of the  SmithKline  Beecham  Senior
                       Executive Bonus Investment Plan notified the Company and
                       Dr Garnier on the 9 October 2003 that he had increased his interest by 251.668 Ordinary Share ADRs at an average price of $40.30 per share following the re-investment of the dividend paid to shareholders on the 3 July 2003.




SM Bicknell
Company Secretary

10 October 2003

                              Director's Interests


I give below details of a change in the interests in Ordinary Shares of GlaxoSmithKline plc in respect of the undermentioned Director arising from the purchase of Ordinary Shares at a price of (pound)12.96 per Ordinary Share on 9 October 2003 through the Company's ShareReward Plan ("the Plan") which Mr Coombe entered on 5 October 2001:


Mr J D Coombe            Acquisition of 9 Ordinary Shares under the partnership
                         element of the Plan (personal contribution)

                         Acquisition of 9 Ordinary Shares under the matching element of the Plan (Company contribution)

Mr Coombe and the Company were advised of this information on 10 October 2003.



S M Bicknell
Company Secretary

10 October 2003

                            Director's Interests

I give below details of changes in director's interests in the Ordinary Shares of GlaxoSmithKline plc.

                      The Administrators of the GlaxoSmithKline US Retirement Savings Plan ("the Plan") notified GlaxoSmithKline plc on 10 October 2003, that as a result of movement in the fund on the 9 October 2003, the number of Ordinary Share ADRs held by the fund had decreased from 18,828,820 to 18,761,661 at an average price of $43.46.


The Plan is a discretionary fund of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. One of the Company's directors, Dr J P Garnier is therefore potentially interested in the shares held in the fund from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.


S M Bicknell
Company Secretary

10 October 2003